SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENTEGRIS, INC.

(Exact name of registrant as specified in its charter)

Delaware	41-1941551
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

3500 Lyman Boulevard, Chaska, MN	55318
(Address of Principal Executive Offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates:

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class is to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NASDAQ

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Exhibit Index appears on page 5.

Item 1. Description of Registrant’s Securities to be Registered.

On July 26, 2005, the Board of Directors of Entegris, Inc., a Delaware Corporation, (“Entegris”) adopted a share rights agreement in accordance with the terms of the Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), among Entegris, Entegris, Inc., a Minnesota Corporation, (“Entegris Minnesota”) and Mykrolis Corporation (“Mykrolis”). Under the Merger Agreement, Entegris Minnesota first reincorporated in the State of Delaware, through a merger with and into Entegris, and then Mykrolis merged into Entegris, with the result that the stockholders of Entegris Minnesota and Mykrolis became stockholders of Entegris. Entegris is the surviving corporation in the merger with Mykrolis. The merger was effective on August 6, 2005.

Under the share rights agreement, Entegris has declared, subject to the merger becoming effective, a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Shares”) of Entegris that will be outstanding on August 8, 2005 (the “Record Date”) to the stockholders of record on that date. Each Right will entitle the registered holder to purchase from Entegris one-hundredth of a share of Series A Junior Participating Preferred Capital Stock, $0.01 par value per share, of Entegris (the “Preferred Shares”), at a price of $50.00 per one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between Entegris and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”).

Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date for the Rights will occur, subject to certain exceptions, upon the latest to occur of:

(A)(i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or first public announcement of the making of, or intention to make, a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares, whichever is earlier;

(B) such date or the occurrence of such event thereafter which is on or after the Record Date, as may be determined by action of the Board of Directors prior to the Distribution Date as determined by the earlier of (A)(i) or (A)(ii), or

(C) such date or the occurrence of such event thereafter as may be determined by action of the Board of Directors from time to time prior to the date or the occurrence of such event on which the Distribution Date would have occurred, but for the most recent determination by the Board of Directors.

Until the Distribution Date, the Rights will be evidenced by the Common Share certificates and transferred with and only with the Common Shares, new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference and the surrender for transfer of any certificates for Common Shares, even without such notation or a copy of the Summary of Rights that will be distributed to stockholders attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights will not be issued until after the effective time of the merger and are not exercisable until the Distribution Date. The Rights will expire on August 8, 2015 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Entegris, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.

If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise of the Right at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

In the event that, at any time after a Person becomes an Acquiring Person, Entegris is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by any person or group of 50% or more of the outstanding Common Shares, the Board of Directors of Entegris may exchange all or part of the Rights (other than Rights owned by such person or group which have become void) for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

At any time prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of Entegris may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of Entegris without the consent of the holders of the Rights, except that from and after the Distribution Date and from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Entegris, including, without limitation, the right to vote or to receive dividends.

A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is included as an exhibit hereto.

Item 2. Exhibits.

Number	Description
1	Rights Agreement (the “Rights Agreement”), dated July 26, 2005, between Entegris and Wells Fargo Bank, N.A., as rights agent (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Entegris Minnesota dated July 29, 2005 (File No. 000-30789)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENTEGRIS, INC.

By: /s/ Gideon Argov
Name: Gideon Argov
Title: Chief Executive Officer

Dated: August 8, 2005